Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

MALI MINES POWER AHEAD AND NEW PROJECT SECURES PRODUCTION PROFILE

Bamako, Mali, 26 July 2017 – Randgold Resources’ operations in Mali are continuing to deliver a robust performance and the company’s recent decision to proceed with the development of a super pit at Loulo-Gounkoto underpins the group’s commitment to the country’s mining industry, chief executive Mark Bristow said today.

Speaking at a media briefing here, Bristow said ongoing exploration success within the Loulo and Gounkoto permits had enabled it to replace all the gold depleted by mining last year and was continuing to deliver additional reserves and resources. Preparation work was also underway on the Gounkoto super pit, which would further strengthen the complex’s position as a long-life producer with an annual output of at least 600 000 ounces.

At Morila, meanwhile, all the permitting for the development of the Domba satellite has been completed after two years of community consultation, and mining there is scheduled to start in September this year. Morila has also agreed to acquire portions of Birimian’s Ntiola and Viper permits which, together with Domba, will extend its life to the end of 2019 and possibly to early 2020.

The significance of these developments, Bristow said, was that they would secure Morila’s ability to fund its eventual closure and support the funding of its post-mining incarnation as an agribusiness centre, with the objective of being part of the government’s plan to strengthen the agricultural base of its economy.

Bristow said while there were a number of new mines in the Malian pipeline, the future of the country’s gold mining industry depended on successful exploration for the next generation of discoveries and their ability to attract the necessary investment.

“The question is whether the country’s existing mining code and fiscal regime are sufficiently attractive to foreign investors. The industry and the government, led by the minister of mines, have had a very constructive engagement on this and other issues – such as the destructive impact of illegal mining – and we’ve agreed to work together to find mutually acceptable solutions,” he said.

“As far as Randgold’s disputed tax claims are concerned, we’re continuing our discussions with the authorities and are hopeful that we will be able to reach an amicable solution on the outstanding files instead of another round of arbitration proceedings. We’ve had a long and mutually rewarding partnership with Mali and its people – depending on the gold price, Randgold accounts for between 6% and 10% of the country’s GDP each year – and it’s obviously in both our interests to resolve this matter equitably.”

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.